07027506

SUPPL

Ref.: File no. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

17,547,674 shares issued and outstanding

RECEIVED 2007 OCT 23 A 5:43

October 11, 2007

GLOBEX'S NORDEAU PROPERTIES - NI 43-101 REPORT AND DRILLING

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that MRB & Associates, under Martin Bourgoin, P.Geo., has completed a National Instrument 43-101 Report on Globex's Nordeau properties located east of Val-d'Or, Quebec for Plato Gold Corp. (PGC-TSX.V), Globex's option partner.

The report summarizes 7,356 meters of diamond drilling drilled between October 2006 and March 2007. **The most significant result came from hole PG06-07 which intersected 7.85 g/t gold over a core length of 10 meters (0.23 oz/T Au over 32.8 feet).**

According to Plato's NI 43-101 report, drilling suggests that the exploration potential of the Main zone of the Nordeau West Project area remains positive. Drilling identified 5 mineralized gold zones on the Nordeau West area. Historical and recent drilling of the Main zone indicates a strike length of 400 meters and a down-dip extension of 750 meters, and that the Main zone is open along strike and down-dip.

The NI 43-101 report dated October 8, 2007 is available under Plato's Sedar profile at www.sedar.com. (Also refer to Plato's press release dated October 10, 2007).

Under an option agreement between Plato and Globex, Globex has received 1 million Plato shares and $ 200,000 in cash payments. Over $ 1 million of exploration has been completed to date by Plato. The agreement calls for an additional cash payment of $ 300,000 on Dec. 31, 2007 and a total of $ 6 million of exploration expenditure by Dec. 31, 2008, which must be followed by a positive bankable feasibility study by Dec. 31, 2009.

Globex retains a 2% Net Metal Royalty as well as a 10% Net Profit Interest after recoup by Plato of $ 5,000,000 in direct capital costs (see Globex press release dated May 24, 2006 for details).

Since the signature of the original agreement, 39 claims have been added to the original package and are subject to the royalties as per the original agreement.

This press release was written by Jack Stoch, P.Geo. as a Qualified Person (Q.P.).

PROCESSED

OCT 30 2007

THOMSON FINANCIAL

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
86-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

END